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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 10.7
Rush Enterprises, Inc.

(Name of Issuer)
Class A Common Stock, par value $.01 per share

(Title of Class of Securities)
781846209
(CUSIP Number)
July 9, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781846209	13G	Page 2 of 5

1.	Names of Reporting Persons. PACCAR Inc
I.R.S. Identification Nos. of above persons (entities only). 91-0351110

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
1,000,000

		6.	Shared Voting Power
None

		7.	Sole Dispositive Power
1,000,000

		8.	Shared Dispositive Power
None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
14.3

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 781846209	13G	Page 3 of 5

Item 1(a)	Name of Issuer
Rush Enterprises, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices
555 IH-35 South, Suite 500 New Braunfels, TX 78130
Item 2(a)	Name of Person Filing
PACCAR Inc
Item 2(b)	Address of Principal Business Office or, if none, Residence
777 106th Avenue NE Bellevue, WA 98004
Item 2(c)	Citizenship
Delaware
Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $.01 per share
Item 2(e)	CUSIP Number
781846209
Item 3.	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).
Item 4.	Ownership
(a) Amount beneficially owned: 1,000,000

These shares represent a dividend on Class B Common Stock (CUSIP Number 781846308) which (pursuant to a recapitalization of the Issuer) replaced Common Stock (CUSIP Number 781846100) owned by the Reporting Person and reported on Schedule 13G/A filed October 14, 1999.
	(b)	Percent of class: 14.3
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
1,000,000
(ii) Shared power to vote or to direct the vote
None
(iii) Sole power to dispose or to direct the disposition of
1,000,000
(iv) Shared power to dispose or to direct the disposition of:
None

CUSIP No. 781846209	13G	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 781846209	13G	Page 5 of 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002
Date

G. Glen Morie
Signature

Vice President, PACCAR Inc
Name/Title

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SIGNATURE